UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 15, 2025

Commission File Number: 001-10691

DIAGEO plc

(Translation of registrant’s name into English)

16 Great Marlborough Street, London, United Kingdom, W1F 7HS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

This report on Form 6-K shall be deemed to be filed and incorporated by reference in the registration statement on Form F-3 (File No. 333-269929) and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The Report comprises the following:

Exhibit No.		Description

1.1	—	Underwriting Agreement between Diageo plc, Diageo Investment Corporation, Goldman Sachs & Co. LLC, Barclays Capital Inc., BNP Paribas Securities Corp., BofA Securities, Inc., Deutsche Bank Securities Inc., RBC Capital Markets, LLC and Standard Chartered Bank, dated as of April 10, 2025.

1.2	—	Pricing Agreement between Diageo plc, Diageo Investment Corporation, Goldman Sachs & Co. LLC, Barclays Capital Inc., BNP Paribas Securities Corp., BofA Securities, Inc., Deutsche Bank Securities Inc., RBC Capital Markets, LLC and Standard Chartered Bank, dated as of April 10, 2025.

4.1	—	Officer’s Certificate of Diageo plc and Diageo Investment Corporation, dated as of April 15, 2025, pursuant to Section 301 of the Indenture, dated as of June 1, 1999, between Diageo plc, Diageo Investment Corporation and The Bank of New York Mellon, as Trustee.

4.2	—	Form of Global Note for the 5.125% Fixed Rate Notes due 2030 (included in Exhibit 4.1 hereof).

4.3	—	Form of Global Note for the 5.625% Fixed Rate Notes due 2035 (included in Exhibit 4.1 hereof).

5.1	—	Opinion of Slaughter and May, English solicitors to Diageo plc and Diageo Investment Corporation, as to the validity of the securities.

5.2	—	Opinion of Davis Polk & Wardwell London LLP, U.S. counsel to Diageo plc and Diageo Investment Corporation, as to the validity of the securities.

8.1	—	Opinion of Slaughter and May, English solicitors to Diageo plc and Diageo Investment Corporation, as to certain matters of UK taxation (included in Exhibit 5.1 hereof).

23.1	—	Consent of Slaughter & May (included in Exhibit 5.1 hereof).

23.2	—	Consent of Davis Polk & Wardwell London LLP (included in Exhibit 5.2 hereof).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Diageo plc

(Registrant)

/s/ James Edmunds
Name: James Edmunds
Title: Deputy Company Secretary
April 15, 2025